UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    January 23, 2003          By:  /s/ Karen L. Dunfee
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

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                                                           EXTERNAL NEWS RELEASE
                                                                        03-03-TC

FOR IMMEDIATE RELEASE:   JANUARY 23, 2003



             NOTICE OF RELEASE OF Q4 FINANCIAL RESULTS AND INVESTOR
                                 CONFERENCE CALL


Vancouver, B.C. -- Teck Cominco will release its fourth quarter 2002 results in the afternoon on January 29th, 2003 after markets close. The company will hold an investor conference call to discuss the fourth quarter results at 11:00 AM Eastern time, 8:00 AM Pacific time, on January 30th, 2003. Mr. David Thompson, Deputy Chairman and Chief Executive Officer will host the call. Media are invited to attend on a listen only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available at Teck Cominco's website at WWW.TECKCOMINCO.COM. The webcast is also available at WWW.Q1234.COM and WWW.NEWSWIRE.CA. The webcast will also be archived at WWW.TECKCOMINCO.COM.

Teck Cominco Limited is a diversified mining corporation, headquartered in Vancouver, Canada with assets totalling approximately $4.9 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The Company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The Company has eight operating mines and two smelter operations. Further information can be found at WWW.TECKCOMINCO.COM.

For additional information please contact::


Tom Merinsky
Director, Investor Relations
604-685-3007



                                      -30-


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com